Exhibit 99.2

ATTUNITY LTD.

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Aki Ratner and Dror Elkayam, or either of them, attorneys or attorney of the undersigned, for and in the names(s) of the undersigned, with power of substitution and revocation in each to vote any and all ordinary shares, par value NIS 0.1 per share, of Attunity Ltd. (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Special General Meeting of Shareholders of the Company to be held on September 28, 2006 at 10:00 a.m. (Israel time) at the offices of the Company, Kfar-Netter Industrial Park, Kfar-Netter, Israel, and at any adjournment or adjournments thereof, hereby revoking any prior proxies to vote said shares, upon the following item of business more fully described in the notice of and proxy statement for such Annual General Meeting of Shareholders (receipt of which is hereby acknowledged):

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS SPECIFIED. IF NO DIRECTION IS GIVEN, THIS PROXY WILL BE VOTED FOR PROPOSAL 1.

(Continued and to be signed on the reverse side)

SPECIAL GENERAL MEETING OF SHAREHOLDERS
OF
ATTUNITY LTD.
September 28, 2006

>	Please sign, date and mail your proxy card in the envelope provided as soon as possible.
>	Please detach along perforated line and mail in the envelope provided.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSAL 1. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the Company’s issuance and sale of up to $6,000,000 of the ordinary shares, par value (nominal value) NIS 0.1 per share (the “Ordinary Shares”), of the Company and warrants to purchase Ordinary Shares to several investors, pursuant to that certain Securities Purchase Agreement, dated as of August 29, 2006, as described in the Proxy Statement (including the Finder Fee).

☐ FOR          ☐ AGAINST          ☐ ABSTAIN

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder _______ Date _____ Signature of Shareholder__________ Date _____

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.